Exhibit 99.2

Selected sections from CyrusOne Inc.’s (the “Issuer”) prospectus relating to its initial public offering of common stock, par value $0.01 per share, dated January 17, 2013, as filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on January 22, 2013 (the “Prospectus”) and incorporated by reference into Item 6 of the Schedule 13D filed by the reporting persons party thereto on February 28, 2014.

All defined terms used in the selected sections herein without definition shall have the meanings ascribed to such terms in the Prospectus.

Excerpts from the “Structure and Formation of Our Company―Formation Transactions” section of the Prospectus.

On November 20, 2012, we closed the formation transactions, which were designed to consolidate the ownership of a portfolio of properties owned by CBI into our operating partnership, facilitate this offering, enable us to raise necessary capital to repay indebtedness owed to CBI and enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013. Pursuant to the formation transactions and in conjunction with this offering:

●	CyrusOne Inc. was formed as a Maryland corporation on July 31, 2012.

●	Our operating partnership, CyrusOne LP, was formed as a Maryland limited partnership on July 31, 2012.

●	CyrusOne GP, the general partner of our operating partnership, was formed as a Maryland statutory trust on July 31, 2012.

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Our operating partnership received a contribution of direct and indirect interests in the portfolio of properties owned by CBI and certain of its subsidiaries in exchange for 44,102,556 operating partnership units, as adjusted to reflect an approximately 2.8-to-1 unit reverse split immediately prior to the completion of this offering, having a total value of $838 million based on the price set forth on the cover of this prospectus. Certain of the properties were directly contributed to CyrusOne LP and certain properties were contributed through the contribution of the equity interests of the entity that directly owns those properties. Upon the completion of this offering, CBI will redeem 1,515,721 operating partnership units in exchange for an equivalent number of shares of our common stock.

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Our operating partnership issued $525 million of senior notes, from which net proceeds received were approximately $512 million, and entered into a $225 million revolving credit facility that is secured by substantially all of our assets.

●	Our operating partnership used the net proceeds of the senior notes issuance to repay approximately $480 million of indebtedness owed to CBI.

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We will sell 16,500,000 shares of our common stock in this offering plus an additional 2,475,000 shares if the underwriters exercise their over allotment option in full, and we will contribute the net proceeds of this offering to our operating partnership in exchange for operating partnership units.

●	We have entered into transition services, registration rights and other commercial agreements with CBI and certain of its subsidiaries.

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Gary Wojtaszek, President and Chief Executive Officer, Kimberly Sheehy, Chief Financial Officer and Treasurer, Kevin Timmons, Chief Technology Officer, Michael Duckett, Chief Operating Officer and Tesh Durvasula, Chief Commercial Officer, will become executives of our company. The employees dedicated to CBI’s data center business will become employees of our company.

Upon completion of this offering:

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Purchasers of our common stock in this offering will own approximately 85.0% of our outstanding common stock and we will be the sole beneficial owner and sole trustee of CyrusOne GP, which is the sole general partner of our operating partnership and owns 1.0% of the outstanding operating partnership units of our operating partnership. We will also directly own approximately 30.3% of the outstanding operating partnership units of our operating partnership.

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CBI will own 9.7% of our outstanding shares of common stock and 68.7% of the outstanding operating partnership units, which, if exchanged for our common stock, would represent an additional approximately 62.0% interest in our common stock.

●	Our directors, executive officers and other employees will own shares of restricted stock representing approximately 5.3% of our outstanding shares of common stock.

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We expect to have total combined indebtedness, including capital lease obligations, of approximately $563 million and other financing arrangements of $49 million, and the ability to incur an additional $225 million of indebtedness through the availability under our revolving credit facility.

All the properties and other interests transferred to CyrusOne LP were contributed by wholly-owned subsidiaries of CBI. Because both CyrusOne LP and the Contributors will be under the common control of CBI until the completion of this offering and were under common control at the time of the formation transactions, the transfer of assets and liabilities of each of these entities will be accounted for at historical cost in a manner similar to a pooling-of-interests.

Excerpts from the “Certain Relationships and Related Transactions―Contribution Agreements” section of the Prospectus.

On November 20, 2012, each of the Contributors entered into a contribution agreement with our operating partnership pursuant to which such Contributor contributed direct or indirect interests in a portfolio of properties and certain other assets related to such properties to the operating partnership in exchange for operating partnership units and assumption of liabilities.  The aggregate historical combined net tangible book value of the properties and assets contributed to us by the Contributors was approximately $690 million as of September 30, 2012.

The contribution agreements provide that we will assume or succeed to all of the Contributor’s rights, liabilities and obligations with respect to the property entity, properties interests and assets contributed. The contribution agreements each contain qualified representations and warranties by the relevant Contributor to our operating partnership with respect to the property entity, property interests and assets contributed to us by such Contributor, such as title to any owned property, compliance with laws (including environmental laws), enforceability of certain material contracts and leases and other limited matters. In the event of a breach of such representations and warranties, the Contributors will indemnify our operating partnership for any resulting losses.

No Contributor will be liable unless and until the amount of losses exceeds 1% of the aggregate value of the operating partnership units received by the Contributor that contributed the property to which such losses relate. The liability of each Contributor is limited to 10% of the aggregate value of the operating partnership units received by such Contributor in connection with the contribution transactions, and, with respect to any liability that arises from a specific contributed property, such liability is limited to 10% of the aggregate value of the operating partnership units issued in respect of such contributed property.

The foregoing limitations on the Contributors’ indemnification obligations will not apply to any breach of representations and warranties with respect to title to any specific owned property or material leased property contributed to us until such time as we obtain title insurance with respect to such property. We are currently assessing our title insurance requirements. We expect to seek either endorsements to provide us with the benefits of existing title insurance policies of CBI and its subsidiaries with respect to the contributed owned properties and material leased properties or new title insurance policies for such properties. In addition, we are obliged to seek new title insurance policies in connection with our new revolving credit facility for such properties. However, we do not expect to have such policies in effect at the closing of this offering, and there is no assurance that we will obtain such policies after such date.

All representations and warranties made by the Contributors will survive for a period of one year after the closing of the contribution transactions. In the event we do not become aware of a breach until after such period, or if we otherwise fail to assert a claim prior to the end of such period, we will have no further recourse against the Contributors.

Excerpts from the “Description of the Partnership Agreement of CyrusOne LP” section of the Prospectus.

Management of Our Operating Partnership

Our operating partnership, CyrusOne LP, is a Maryland limited partnership that was formed on July 31, 2012. CyrusOne GP, our wholly-owned subsidiary, is the sole general partner of our operating partnership, and we intend to conduct substantially all of our business in or through our operating partnership. In connection with this offering, we will enter into the amended and restated agreement of limited partnership, as special limited partner, and CBI will continue to be a limited partner of our operating partnership. The provisions of the partnership agreement described below and elsewhere in this prospectus will be in effect after the completion of this offering.

As the sole trustee of the sole general partner of our operating partnership, we will exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause our operating partnership to enter into major transactions, including acquisitions, dispositions and refinancings, subject to certain limited exceptions. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the partnership agreement and as required by applicable law. The general partner of our operating partnership may not be removed as general partner by the limited partners. The partnership agreement restricts our ability to engage in certain business combinations as more fully described below.

The limited partners of our operating partnership expressly agree that the general partner of our operating partnership is acting for the benefit of the operating partnership, the limited partners of our operating partnership and our stockholders collectively. The general partner is under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of us or our stockholders, on the one hand, and the limited partners of our operating partnership, on the other, the partnership agreement provides that any action or failure to act by the general partner that gives priority to the separate interests of our stockholders or us that does not result in a violation of the contractual rights of the limited partners of our operating partnership under the partnership agreement will not violate the duties that the general partner owes to our operating partnership and its partners.

The partnership agreement provides that all of our business activities, including all activities pertaining to the acquisition and operation of properties, must generally be conducted through our operating partnership. The partnership agreement does permit us, under certain circumstances, to hold certain assets other than through our operating partnership. However, we must make commercially reasonable efforts to insure that the economic benefits and burdens of such assets are vested in the operating partnership.

Transferability of Interests

The general partner may not voluntarily withdraw from our operating partnership or transfer or assign all or any portion of its interest in our operating partnership (other than a transfer to us or one of our wholly-owned subsidiaries or in connection with a permitted Termination Transaction) without the consent of the partners (including us, the general partner and entities controlled by us or the general partner) holding a majority of the operating partnership units then held by partners (including us, the general partner and entities controlled by us or the general partner) entitled to vote on or consent to such matter, and, for so long as CBI and entities controlled by CBI hold more than 20% of the outstanding operating partnership units, the consent of CBI. A limited partner may not sell, assign, encumber or otherwise dispose of its operating partnership units in our operating partnership without the general partner’s consent during the 12-month period following such limited partner’s acquisition of such operating partnership units, other than to family members or trusts for their exclusive benefit, to a charity or trust for the benefit of a charity, to entities that are controlled by the limited partner, its family members or affiliates, or to a lending institution that is not an affiliate of the limited partner as collateral for a bona fide loan, subject to certain limitations. After the 12-month period following such limited partner’s acquisition of operating partnership units, any transfer of such operating partnership units by the limited partner, except to the parties specified above, will be subject to a right of first refusal by us. All transfers must be made only to “accredited investors” as defined under Rule 501 of the Securities Act and are subject to other limitations and conditions set forth in the partnership agreement.

Limited partners, including CBI and its controlled entities, may pledge their interests in our operating partnership to one or more banks or lending institutions (which are not affiliates of the pledging limited partner). The transfer of such partnership units pursuant to the lender’s or financial institution’s enforcement of its remedies under the applicable financing documents is permitted by the partnership agreement.

Board of Directors

Our bylaws require that nominees for election as a director, whether by the stockholders or by the board of directors, shall include such number of individuals as are entitled to be nominated pursuant to the partnership agreement. The operating partnership agreement provides that, for so long as the number of shares of our common stock held by CBI and entities controlled by CBI is equal to or greater than 50% of the total number of outstanding shares of our common stock (assuming all outstanding operating partnership units, excluding operating partnership units held by us or the general partner, have been exchanged for shares of our common stock), CBI will have the right to nominate (i) if there is an even number of directors, 50% of the number of directors minus one; or (ii) if there is an odd number of directors, 50% of the number of directors minus 0.5, but not less than one director, provided that at least one CBI nominee must meet the independence requirements under the rules, regulations and listing qualifications of the NASDAQ Global Select Market. With our board of directors having eight members, this would enable CBI to nominate three directors, although the election of each such nominee will be subject to the vote of our stockholders. Such rights to nominate directors would also decrease as follows:

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if CBI owned less than 50% but at least 10% of the outstanding shares of common stock (assuming all outstanding operating partnership units, excluding operating partnership units held by us or the general partner, have been exchanged for shares of our common stock), then CBI would be entitled to nominate 20% of the number of directors established in accordance with our charter and bylaws (rounded down, if necessary, to the nearest whole number), but not less than one director;

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if CBI owned less than 10% of the outstanding shares of common stock (assuming all outstanding operating partnership units, excluding operating partnership units held by us or the general partner, have been exchanged for shares of our common stock), then CBI would no longer be entitled to nominate any directors (except in accordance with provisions in our bylaws applicable to all stockholders).

As long as CBI has the right to nominate at least one director, CBI will have the right to designate at least one of its nominees then serving as a director to be appointed to each committee of our board of directors (provided that such nominee is qualified as independent under the rules, regulations and listing qualifications of the NASDAQ Global Select Market for service on any applicable committee) other than any committee whose purpose is to evaluate or negotiate any transaction with CBI.

In addition, if a vacancy on the board of directors arises as a result of the death, disability, retirement, resignation or removal (with or without cause) of a CBI nominee and such vacancy results in the number of CBI nominees then on the board being less than the number that CBI is then entitled to nominate to the board of directors, it will be a qualification of a director that fills such vacancy that he or she was approved by a majority vote of the nominees of CBI then serving as directors.

Upon completion of this offering, our board of directors will consist of eight directors. Our charter and bylaws provide that the number of directors constituting our board of directors may be increased or decreased by a majority vote of our board of directors, provided that the number of directors may not be decreased to fewer than the minimum number required under the MGCL. In the event that any increase in the size of our board of directors results in CBI being entitled to designate an additional individual to the board of directors, it will be a qualification of a director that fills the resulting vacancy that he or she is a nominee of CBI.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may be proposed by the general partner or limited partners holding a majority of the operating partnership units then held by limited partners. The general partner must approve all amendments to the partnership agreement.

Generally, the partnership agreement may not be amended, modified or terminated without the approval of both the general partner and the partners holding a majority of the operating partnership units then held by all partners (including us, the general partner and entities controlled by us or the general partner) entitled to vote on, or consent to such matter. The general partner will have the power to unilaterally make certain amendments to the partnership agreement without obtaining the consent of any other partners as may be required to:

●	add to its obligations as general partner or surrender any right or power granted to it as general partner for the benefit of the limited partners;

●	reflect the admission, substitution or withdrawal of partners or termination of our operating partnership in accordance with the terms of the partnership agreement;

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reflect a change of an inconsequential nature or that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes concerning matters under the partnership agreement that will not otherwise be inconsistent with law or the partnership agreement;

●	satisfy any requirements, conditions or guidelines of federal or state law;

●	reflect changes that are reasonably necessary for us to maintain our status as a REIT or to satisfy REIT requirements;

●	reflect the issuance of additional operating partnership units;

●	make certain modifications to the manner in which capital accounts are adjusted, computed or maintained, or net income or net loss are allocated;

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set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional class or series of partnership interest permitted to be issued under the partnership agreement;

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modify, if the operating partnership is the surviving partnership in any Termination Transaction, certain provisions of the partnership agreement to provide the holders of interests in such surviving partnership rights that are consistent with the partnership agreement; or

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reflect any other modification as is reasonably necessary for the business or operations of the operating partnership or us, which does not violate the restrictions on the general partner described below.

Subject to certain exceptions, amendments that would, among other things, convert a limited partner into a general partner (except in connection with a permitted transfer of the general partner’s interest), modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights of limited partners and qualifying assignees (except as permitted in connection with a permitted Termination Transaction), amend the rights of CBI described above under “—Board of Directors” or amend these restrictions must be approved by each limited partner that would be adversely affected by such amendment; provided, however, that the consent of any individual partner adversely affected shall not be required for any amendment or action that affects all partners holding the same class or series of our partnership units on a uniform or pro rata basis, if approved by a majority of the partners of such class or series.

These nomination and other special rights of CBI automatically terminate at such time as CBI, together with entities it controls, cease to own operating partnership units that represent at least 10% of the outstanding operating partnership units. Until such termination, no amendment to CBI’s nomination rights may be made without the prior written consent of CBI.

Restrictions on General Partner’s Authority

The general partner may not take any action in contravention of an express prohibition or limitation contained in the partnership agreement, including:

●	any action that would make it impossible to carry on the ordinary business of the operating partnership, except as otherwise provided in the partnership agreement;

●	admitting any person as a partner, except as otherwise provided in the partnership agreement;

●	perform any act that would subject a limited partner to liability not contemplated in the partnership agreement or under the Maryland Limited Liability Company Act; or

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enter into any contract, mortgage loan or other agreement that expressly prohibits or restricts us or our operating partnership from performing our or its specific obligations in connection with a redemption of operating partnership units as described below or expressly prohibits or restricts the ability of a limited partner to exercise its redemption rights in full without the written consent of such limited partner.

In addition, without the consent of partners (including us, the general partner and entities controlled by us or the general partner) holding a majority of the operating partnership units then held by the partners (including us, the general partner and entities controlled by us or the general partner), entitled to vote on or consent to such matter, the general partner may not do any of the following:

●	amend, modify or terminate the partnership agreement, except as explicitly permitted therein;

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transfer any portion of its partnership interest or admit into the partnership any additional or successor general partner (other than to us or one of our wholly-owned subsidiaries or in connection with a permitted Termination Transaction);

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voluntarily withdraw as general partner except in connection with a permitted transfer of its entire interest to an entity that will become the new general partner or in connection with a permitted Termination Transaction;

●	make a general assignment for the benefit of creditors, appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of our operating partnership;

●	institute any proceeding for bankruptcy by our operating partnership;

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undertake a merger or consolidation of our operating partnership with or into another person, or a conversion of our operating partnership into another entity, other than in connection with a termination transaction effected in accordance with the partnership agreement; or

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effect a sale, lease, exchange or other transfer of all or substantially all of the assets of our operating partnership in a single transaction or a series of related transactions outside the ordinary course of our operating partnership’s business, other than in connection with a termination transaction;

provided, however, that except with respect to the fourth and fifth bullet points, for so long as CBI and entities controlled by CBI own at least 20% of the outstanding operating partnership units held by all partners, the consent of CBI shall be required.

Distributions to Holders of Operating Partnership Units

The partnership agreement provides that holders of operating partnership units are generally entitled to receive distributions on a pro rata basis in accordance with their respective operating partnership units (subject to the rights of the holders of any class of preferred partnership interests that may be authorized and issued after this offering).

Redemption/Exchange Rights

A limited partner or an assignee will have the right, commencing on or after the date which is 12 months after its acquisition of operating partnership units, to require our operating partnership to redeem part or all of such operating partnership units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, determined in accordance with and subject to adjustment as provided in the partnership agreement. Alternatively, we may elect to acquire those operating partnership units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, distributions of warrants or stock rights, specified extraordinary distributions and similar events. A limited partner or assignee may not require us to redeem such limited partner’s or assignee’s operating partnership units if our election to acquire such operating partnership units in exchange for shares of our common stock would cause any person to violate the ownership limits or the other restrictions on ownership and transfer of our common stock, after giving effect to any waivers or modifications of such limits granted by our board of directors. With each redemption or exchange, we increase our percentage ownership interest in our operating partnership.

In addition, if our election to acquire operating partnership units tendered for redemption in exchange for shares of our common stock would cause any person to violate the restrictions on ownership and transfer of our stock and such excess operating partnership units (and any other operating partnership units that the tendering limited partner agrees to treat as such) have a value of at least $50,000,000 (based on an operating partnership unit having a value equal to the trailing ten-day daily trading price of our common stock) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may also elect to redeem the operating partnership units with the proceeds from a public offering or private placement of our common stock. In the event we elect this option, we may require the other limited partners to also elect whether or not to participate. Participating limited partners will receive on the redemption date for each operating partnership unit (subject to adjustment) the net proceeds per share received in the public offering but will have a limited opportunity to withdraw their operating partnership units from the redemption immediately prior to the pricing of the public offering.

Issuance of Units, Stock or Other Securities

The general partner of our operating partnership has the power to cause our operating partnership to issue additional units of limited partnership interest in one or more classes or series. These additional units of limited partnership interest may include preferred partnership units. Generally, we may issue additional shares of our stock, or rights, options, warrants or convertible or exchangeable securities having the right to subscribe for or purchase shares of our stock, only if we cause our operating partnership to issue to us partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having economic rights that are substantially similar to the securities that we have issued.

Capital Contributions

The partnership agreement provides that the general partner may authorize the issuance of additional partnership interests in exchange for such capital contributions, if any, as the general partner may approve. Under the partnership agreement, we are generally obligated to contribute the net proceeds we receive from any offering of our shares of stock as additional capital to our operating partnership in exchange for additional operating partnership units.

The partnership agreement provides that we may make additional capital contributions, including contributions of properties, to our operating partnership in exchange for additional operating partnership units. If we contribute additional capital and receive additional operating partnership units in exchange for the capital contribution, our percentage interest in the operating partnership will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of our operating partnership at the time of the contributions. In addition, if we contribute additional capital and receive additional operating partnership units for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the operating partnership or the issuance or sale of any operating partnership units or other partnership interests.

Our operating partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests that we own.

Borrowing by the Operating Partnership

The general partner may cause our operating partnership to borrow money and to issue and guarantee debt as the general partner deems necessary for the conduct of the activities of our operating partnership. Such debt may be secured, among other things, by mortgages, deeds of trust, liens or encumbrances on the properties of our operating partnership.

Tax Matters

The general partner is the tax matters partner of our operating partnership and, as the sole trustee of the general partner, we have the authority under the Code to handle tax audits on behalf of our operating partnership. In addition, as the sole trustee of the general partner, we have the authority to arrange for the preparation and filing of our operating partnership’s tax returns and to make tax elections under the Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

The net income or net loss of our operating partnership will generally be allocated to the general partner and the limited partners of our operating partnership in accordance with their respective ownership of operating partnership units. However, in some cases, gains or losses may be disproportionately allocated to partners who have contributed property to or guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations.

Operations

We intend to cause the general partner of our operating partnership to manage our operating partnership in a manner that will enable us to maintain our qualification as a REIT and to minimize any U.S. federal income tax liability.

The partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of, all costs and expenses relating to the operations of or for the benefit of our operating partnership.

Change of Control and Termination Transactions

Pursuant to the partnership agreement of our operating partnership, neither we nor the general partner may engage in, or cause or permit, a Termination Transaction (as defined below), other than with the consent of limited partners (other than us, the general partner and entities controlled by us or the general partner) holding a majority of all the outstanding operating partnership units held by all partners (other than us, the general partner and entities controlled by us or the general partner) entitled to vote on or consent to such matter, or if the requirements discussed below are satisfied. A “Termination Transaction” means any direct or indirect transfer of all or any portion of our limited partnership interest in our operating partnership or any direct or indirect transfer of our interest in the general partner in connection with, or any other occurrence of:

●	a merger, consolidation or other combination transaction involving us or the general partner;

●	a sale, lease, exchange or other transfer of all or substantially all of our assets not in the ordinary course of its business, whether in a single transaction or a series of related transactions;

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a reclassification, recapitalization or change of our outstanding shares of common stock (other than a change in par value, or from par value to no par value, or as a result of a stock split, stock dividend or similar subdivision);

●	the adoption of any plan of liquidation or dissolution of us or the general partner; or

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any other direct or indirect transfer of all or any portion of our limited partnership interest in our operating partnership or any direct or indirect transfer of our interest in the general partner, other than certain permitted transfers to affiliated entities.

The consent of the limited partners to a Termination Transaction is not required if either:

(i) in connection with the Termination Transaction, each operating partnership unit is entitled to receive the “transaction consideration,” defined as the fair market value, at the time of the Termination Transaction, of an amount of cash, securities or other property equal to the product of:

●	the number of shares of our common stock into which each operating partnership unit is then exchangeable; and

●	the greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of such share in connection with the Termination Transaction;

provided that, if, in connection with the Termination Transaction, a purchase, tender or exchange offer is made to and accepted by the holders of a majority of the outstanding shares of our common stock, the transaction consideration will refer to the fair market value of the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its operating partnership units immediately prior to the expiration of such purchase, tender or exchange offer and had accepted such purchase, tender or exchange offer; or

(ii) all of the following conditions are met: (i) substantially all of the assets directly or indirectly owned by our operating partnership prior to the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by our operating partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with our operating partnership, which we refer to as the “surviving partnership,” (ii) the surviving partnership is classified as a partnership for U.S. Federal income tax purposes; (iii) the limited partners (other than us) that held operating partnership units immediately prior to the consummation of such Termination Transaction own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of such transaction; (iv) the rights of such limited partners with respect to the surviving partnership are at least as favorable as those of limited partners prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and (v) such rights include:

(a) if we or our successor is a REIT with a single class of publicly traded common equity securities, the right to redeem their interests in the surviving partnership at any time for either: (1) a number of such REIT’s publicly traded common equity securities with a fair market value, as of the date of consummation of such Termination Transaction, equal to the transaction consideration referred to above, subject to antidilution adjustments, which we refer to as the “successor shares amount;” or (2) cash in an amount equal to the fair market value of the successor shares amount at the time of such redemption; or

(b) if we or our successor is not a REIT with a single class of publicly traded common equity securities, the right to redeem their interests in the surviving partnership at any time for cash in an amount equal to the fair market value of such interest at the time of redemption, as determined at least once every calendar quarter by an independent appraisal firm of recognized national standing retained by the surviving partnership.

In addition to the foregoing, if the consent of the limited partners is not obtained and if CBI and entities controlled by CBI own at least 20% of the outstanding common partnership units of our operating partnership held by all partners, neither we nor the general partner may engage in, or cause or permit, a Termination Transaction in connection with which we have or will seek the approval of our common stockholders, without the consent of the limited partners (other than us, the general partner and entities controlled by us or the general partner) holding a majority of the outstanding operating partnership units held by all partners (other than us, the general partner and entities controlled by us or the general partner) entitled to vote on or consent to such matter, unless we provide CBI and its controlled entities with advance notice of such transaction at least equal in time to the notice seeking our stockholder vote and with written materials describing the proposed Termination Transaction as well as the tax effect of the consummation thereof, and such Termination Transaction is approved by a number of affirmative votes cast, or deemed to have been cast, by “designated partners” as would be sufficient (measured as a percentage of the total number of votes cast or entitled to be cast (or deemed to be cast), to approve the Termination Transaction, if such approval was to be given by the holders of shares of our common stock. For purposes of this partnership vote, designated partners holding operating partnership units shall be entitled to cast a number of votes equal to the total votes they would have been entitled to cast at our stockholder meeting had they submitted their operating partnership units for redemption and such operating partnership units had been acquired by us for our shares as of the record date for the stockholder meeting. In addition, in connection with such partnership vote, we and our subsidiaries will be deemed to have cast all votes that we would otherwise have been entitled to cast in proportion to the manner in which all of our outstanding shares of common stock were voted in our stockholder vote. Designated partners means, collectively, (i) us and each of our wholly-owned subsidiaries that owns operating partnership units and (ii) CBI and all of the entities it controls that own operating partnership units.

In addition, as long as CBI, together with entities controlled by CBI, own at least 20% of the outstanding operating partnership units held by all partners, we may not engage in a Termination Transaction effected as a short-form merger without a stockholder vote pursuant to Section 3-106 of the MGCL, unless we have previously obtained either the consent of CBI or the consent of the limited partners with respect to such transaction.

Term

Our operating partnership will continue in full force and effect until dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

To the extent permitted by applicable law, the partnership agreement indemnifies us, our directors, officers and employees, the general partner and its trustees, officers and employees, employees of our operating partnership and any other persons whom the general partner may designate from and against any and all claims arising from or that relate to the operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise unless:

●	it is established that the act or omission of the indemnitee constituted fraud, intentional harm or gross negligence on the part of the indemnitee;

●	the claim is brought by the indemnitee (other than to enforce the indemnitee’s rights to indemnification or advance of expenses); or

●	the indemnitee is found to be liable to our operating partnership, and then only with respect to each such claim.

Partners of our operating partnership, including the general partner, are not liable to our operating partnership or its partners except for fraud, willful misconduct or gross negligence, and no trustee, officer or agent of the general partner (including us, in our capacity as the sole trustee of the general partner), and none of our directors, officers or agents have any duties directly to our operating partnership or its partners, and will not be liable to our operating partnership or its partners for money damages by reason of their service as such.

Excerpts from the “Shares Eligible for Future Sale―Registration Rights” section of the Prospectus.

CBI will receive certain registration rights with respect to the shares of our common stock acquired by CBI in connection with the formation transactions or the exercise of the redemption/exchange rights under the partnership agreement of our operating partnership. These registration rights require us to seek to register all such shares of our common stock effective as of that date which is 14 months following completion of this offering pursuant to a “shelf” registration statement under the Securities Act. In the event we fail to file this “shelf” registration statement or, if filed, fail to maintain its effectiveness, CBI will have the right (subject to certain limitations) to require us to register all such shares of our common stock, provided that we will not be required to effect more than three such demand registrations in any 12 month period. CBI also has the right (subject to certain limitations) to have its shares included in any registration statement we file for an underwritten public offering. We will bear expenses incident to our registration requirements under the registration rights agreement, except that such expenses shall not include any underwriting fees, discounts or commissions attributable to the sale of such shares of our common stock or any transfer taxes relating to such shares.

Excerpts from the “Shares Eligible for Future Sale―Lock-up Agreements and Other Contractual Restrictions on Resale” section of the Prospectus.

In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act, (i) our executive officers and directors have agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock (including operating partnership units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering without the consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (ii) CBI has agreed, subject to certain limited exceptions, not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible into common stock (including operating partnership units) owned by them at the completion of this offering or thereafter acquired by them for a period of 12 months after the completion of this offering without the consent of Morgan Stanley & Co. LLC and Merrill, Lynch, Pierce, Fenner & Smith Incorporated and (iii) we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus, subject to certain limited exceptions.  At the conclusion of the periods referenced in clauses (i) and (ii) above, common stock issued upon the subsequent exchange of operating partnership units may be sold by our executive officers and directors or CBI in the public market once registered pursuant to the registration rights described above.

Excerpts from the “Description of Securities―Restrictions on Ownership and Transfer” section of the Prospectus.

In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.

Our charter contains restrictions on the ownership and transfer of our stock that will become effective upon the completion of this offering. The relevant sections of our charter provide that, subject to the exceptions described below, from and after the completion of this offering, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the “common stock ownership limit”) or 9.8% in value of the outstanding shares of all classes or series of our stock (the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9.8% in value of the outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Our board of directors, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if our board of directors determines that:

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no individual’s beneficial or constructive ownership of our stock will result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT; and

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such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our board of directors determines that revenue derived from such tenant will not affect our ability to qualify as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, our board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT and such representations and undertakings from the person requesting the exception as our board of directors may require in its sole discretion to make the determinations above. Our board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. Our board of directors has granted CBI exemptions from the ownership limits applicable to other holders of our common stock, subject to certain initial and ongoing conditions designed to protect our status as a REIT, including the receipt of an IRS private letter ruling or an opinion of counsel from a nationally recognized law firm that the exercise of any such exemption should not cause any rent payable by CBI to jeopardize our REIT status.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Upon the completion of this offering, our charter will further prohibit:

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any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

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any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

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any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, give us at least 15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limits on ownership and transfer of our stock described above is no longer required in order for us to qualify as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by our board of directors, or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity,” then our charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we accept, or our designee, accepts such offer. We may reduce the amount so payable to the trustee by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

In addition, if our board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our stock described above, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer of our stock will take effect upon consummation of this offering and will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

The restrictions on ownership and transfer of our stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.